Exhibit 100

NICE Actimize Selected by IDB Bank NY to Innovate Anti-Money
Laundering Compliance and Investigation
Management Using Advanced AI

IDB Bank will rely on NICE Actimize’s automated anti-money laundering and investigation management solutions to improve efficiency

Hoboken, N.J., March 19, 2019 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, has been selected by Israel Discount Bank of New York (IDB Bank), a New York State-chartered commercial bank, to spearhead improvements within its financial crime operations with innovative anti-money laundering compliance and investigation management solutions that employ artificial intelligence and machine learning technology. To more effectively meet the needs of regulators and support its growing customer base, IDB Bank will implement NICE Actimize’s Suspicious Activity Monitoring (SAM) solution within its private banking and commercial banking portfolio, along with its Customer Due Diligence (CDD) solution.

The IDB Bank rollout will also incorporate Actimize ActOne, an investigation management system, which will be implemented as the financial institution’s next generation alert and case management platform. Additionally, IDB Bank will invest in NICE Actimize’s Currency Transaction Reporting (CTR), Suspicious Activity Report (SAR) processing and reporting capabilities which offers complete AML coverage and transparency with automated reporting and regulatory filing that eases AML compliance requirements. NICE Actimize CTR’s built-in validation tools and flexible capabilities enhance the quality and timeliness of completed reports.

“Our investment in NICE Actimize’s anti-money laundering and investigation management solutions, well respected by the industry and regulators, will provide a roadmap for the future with its complete end-to-end capabilities that enrich our anti-money laundering efforts and strengthen our programs,” said Kevin Choi, Chief Compliance Officer IDB Bank of New York. “NICE Actimize’s innovations in machine learning and advanced case management will reduce false-positive alerting and speed up investigations, enabling us to improve our entire financial crime operations effectiveness and efficiency.”

“IDB Bank’s confidence in NICE Actimize’s financial portfolio validates the success of our Autonomous Financial Crime Management approach and demonstrates that we are a vendor of choice for international bank branches,” said Craig Costigan, CEO, NICE Actimize. “We have seen strong adoption around the globe for our AI-enabled anti-money laundering and case management solutions. When integrated, our AML and ActOne solutions provide increased accuracy and productivity, improved return on investment and a clear path to supporting changing regulatory requirements. We look forward to working with IDB Bank of New York on its journey to improve operational efficiency.”

NICE Actimize's Suspicious Activity Monitoring (SAM) solution, which combines machine learning analytics for laser-accurate detection, virtually eliminates costly manual data gathering tasks thereby increasing team productivity and reducing investigation time. The SAM solution introduced NICE Actimize's innovative concept of Autonomous Financial Crime Management to the anti-money laundering category for the first time.

Additional assets:
•	For NICE Actimize’s integrated anti-money laundering solutions, please click here.
•	For NICE Actimize’s ActOne Investigation Management, please click here.

About IDB Bank
IDB Bank is a New York State-chartered commercial bank and a member of the FDIC. IDB specializes in Private Banking and Commercial Banking services to its U.S. and international customers. The Bank’s network includes its main office in Manhattan, branches in Staten Island, Brooklyn, and Short Hills, NJ, in addition to branches in Beverly Hills and Downtown Los Angeles, California; and Aventura, Florida. The Bank also has an International Banking facility at its main office in New York; and representative offices in Chile, Israel and Uruguay. Securities brokerage and insurance activities are conducted through IDB Capital Corp., a broker-dealer regulated by FINRA and the SEC. To learn more about IDB Bank visit www.idbny.com

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.